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                                                          SEC FILE NUMBER
                                                              0-19561

                                                           CUSIP NUMBER

                                                             69341D104

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):

 |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR

     For Period Ended: December 31, 1996
                      ---------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
                                       ----------------------------------------


  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

PLC Systems Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

N/A
--------------------------------------------------------------------------------
Former Name if Applicable

10 Forge Park
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Franklin, Massachusetts 02038
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       | (a) The reasons described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or
       |      expense;
       |
       | (b) The subject annual report, semi-annual report, transition report | on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion
[X] | thereof, will be filed on or before the fifteenth calendar day | following the prescribed due date; or the subject quarterly report | of transition report on Form 10-Q, or portion thereof will be | filed on or before the fifth calendar day following the prescribed
       |      due date; and
       |
       |  (c) The  accountant's  statement  or other  exhibit  required  by Rule
       |      12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Due to the extensive travel obligations for the Company's President and Chairman of the Board, the Company has not been able to complete an internal review of its Form 10-K for the year ended December 31, 1996.

                                                                 SEC 1344 (8/89)

PART IV--OTHER INFORMATION


(1) Name  and  telephone   number  of  person  to  contact  in  regard  to  this
    notification.

    Patricia L. Murphy,
   Chief Financial Officer       (508)                      541-8800
   -----------------------       -----                      --------
            (Name)            (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    As previously reported in the Registrant's Current Report on Form 8-K filed with the Commission on March 5, 1997, a copy of which is attached hereto as Exhibit A, total revenues for the year ended December 31, 1996 were $11,872,000 as compared to revenues of $13,345,000 for the year ended December 31, 1995. The net loss for the year ended December 31, 1996 was $1,540,000, or $0.09 per share, compared to net income of $2,004,000, or $0.12 per share for the year ended December 31, 1995.

--------------------------------------------------------------------------------

                               PLC Systems Inc.
              ____________________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   March 31, 1997                       By   /s/ Patrica L. Murphy
     --------------------                     --------------------------------
                                              Patricia L. Murphy,
                                              Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-------------------------------- ATTENTION -------------------------------------
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).



                                                                       Exhibit A


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-K

                                 CURRENT REPORT



           Pursuant to Section 13 or 15(d) of the Securities Exchange
                                   Act of 1934



                        Date of Report: February 26, 1997



                                PLC SYSTEMS INC.
                                ----------------
               (Exact Name of Registrant as Specified in Charter)



  British Columbia, Canada          0-19561                     04-3153858
  ------------------------          -------                     ----------
(State or Other Jurisdiction      (Commission                (I.R.S. Employer
     of Incorporation)            File Number)            Identification Number)


                  10 Forge Park, Franklin, Massachusetts 02038
                  --------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)




                                 (508) 541-8800
                                 --------------
              (Registrant's Telephone Number, Including Area Code)









                                TABLE OF CONTENTS

                                    FORM 8-K

                                February 26, 1997



                  Item                                                    Page
                  ----                                                    ----

Item 5.           Other Events                                              1

Item 7.           Exhibits                                                  1

Signature                                                                   2


                                        i





ITEM 5.           OTHER EVENTS.

         The press release of the Registrant dated February 26, 1997, a copy of which is annexed hereto as Exhibit Number 99a, is incorporated by reference herein. The press release describes the notification from the Food and Drug Administration ("FDA") to the Registrant that the Registrant's application for its proprietary 1000 watt, carbon dioxide (CO2) Heart Laser(TM) has been filed with the FDA.

         The press release of the Registrant dated February 27, 1997, a copy of which is annexed hereto as Exhibit Number 99b, is incorporated by reference herein. The press release contains the Registrant's financial results for the fourth quarter and year ended December 31, 1996.

ITEM 7.           EXHIBITS

         The following exhibits are filed herewith:

Exhibit
  No.                                  Title
  ---                                  -----

99a              Press Release of the Registrant dated February 26, 1997.

99b              Press Release of the Registrant dated February 27, 1997.



                                        1





                                   SIGNATURES
                                   ----------



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 PLC SYSTEMS INC.



                                                 By: /s/ Patricia L. Murphy
                                                     --------------------------
                                                     Patricia L. Murphy
                                                     Chief Financial Officer


Date: March 5, 1997



                                        2




                                  EXHIBIT INDEX



  Exhibit
    No.                             Title
    ---                             -----
    99a             Press Release of the Registrant dated February 26, 1997.

    99b             Press Release of the Registrant dated February 27, 1997.





                                        3




NEWS RELEASE                                 PLC
                                             MEDICAL
                                             SYSTEMS, INC.


FOR IMMEDIATE RELEASE:


CONTACTS:     MICHELE FASANO
              DIRECTOR OF CORPORATE COMMUNICATIONS
              800-211-7327


                 FOOD AND DRUG ADMINISTRATION FILES PLC SYSTEMS'
                         PREMARKET APPROVAL APPLICATION
                              FOR THE HEART LASERTM

              - A MILESTONE ACHIEVEMENT IN THE FDA REVIEW PROCESS -

FRANKLIN, MA, FEBRUARY 26, 1997 -- PLC SYSTEMS INC. (AMEX SYMBOL: PLC) today announced that the Company's expedited PreMarket Approval (PMA) application for its proprietary 1000 watt CO2 Heart Laser has been filed by the Food and Drug Administration (FDA). The filing of this expedited PMA application indicates that the FDA is prepared to prioritize and commit its resources to this application through the remaining review process

M. Lee Hibbs, President and CEO of PLC Systems Inc., stated, "The filing of our application is a major milestone achievement in the FDA review process. The fact that expedited review has been granted should intensify the FDA'a activity and may compress the remaining process time." Mr. Hibbs continued, "After seven years of development and clinical testing of The Heart LaserTM in the treatment of coronary artery disease, PLC Systems has entered what we believe is the final stage of a definitive process toward FDA approval. We believe the recent filing of the PMA application for the Company's CO2 Heart Laser allows PLC Systems to remain on track for an FDA approval this year, establishing a long, solid U.S. lead time for The Heart LaserTM over any competing technologies."

Mr. Hibbs concluded, "The clinical results of TMR using The Heart LaserTM in late stage coronary artery disease patients have been published in major cardiovascular journals worldwide as well as presented at several scientific meetings. The results have demonstrated statistically significant reductions in chest pain, increases in myocardial perfusion and improvements in patient quality of life. We believe The Heart LaserTM has the potential to be a leading device in the treatment of heart disease. It is the Company's expectations that TMR using The Heart LaserTM will be rapidly accepted as a standard of care for end-stage coronary artery disease patients as well as evaluated and used as an adjunct to the approximate 675,000 cardiac bypass surgeries performed worldwide."


                                    - OVER -





PLC SYSTEMS INC. is a cardiac revascularization company whose mission is to be the global leader in Transmyocardial Revascularization (TMR) by pioneering, developing and supplying TMR systems and their components. TMR has the potential to provide patients suffering from coronary artery disease a third alternative or adjunct to angioplasty and cardiac bypass surgery. PLC Medical Systems, Inc., a wholly owned subsidiary of PLC Systems Inc., has developed the CO2 Heart Laser which employs the Company's patented heart-synchronized pulsed laser system technology for TMR. PLC Systems has been granted expedited review of its PreMarket Approval (PMA) application for TMR using The Heart LaserTM to treat cardiac patients with medically refractory angina who are not candidates for angioplasty or bypass surgery.


                                      # # #



Note: Certain of the above statements may be forward-looking statements that involve risks and uncertainties. In such instances, actual results could differ materially as a result of a variety of factors including competitive developments, no guarantee of FDA approval and other risk factors listed from time to time in the Company's SEC reports.

NEWS RELEASE                                 PLC
                                             MEDICAL
                                             SYSTEMS, INC.



FOR IMMEDIATE RELEASE

CONTACT:      MICHELE FASANO
              DIRECTOR OF CORPORATE COMMUNICATIONS
              800-211-7327

                       PLC SYSTEMS REPORTS FOURTH QUARTER
                         AND YEAR END FINANCIAL RESULTS

        - COMPANY SHIPS 31 HEART LASERS IN 1996, UP 35% OVER LAST YEAR -

          - THE FDA FILES THE PMA APPLICATIONS FOR THE HEART LASERTM -

FRANKLIN, MA, FEBRUARY 27, 1997 -- PLC SYSTEMS INC. (AMEX SYMBOL: PLC) today announced financial results for the fourth quarter and year ended December 31, 1996.

Total revenues for the fourth quarter ended December 31, 1996 were $3,120,000 as compared to revenues of $7,399,000 for the corresponding quarter in 1995. The net loss for the fourth quarter ended December 31, 1996 was $1,351,000, or $0.08 per share, compared to net income of $3,208,000 or $0.19 per share for the fourth quarter of 1995.

Total revenues for the year ended December 31, 1996 were $11,872,000, compared to revenues of $13,345,000 for the year ended December 31, 1995. The net loss for the year ended December 31, 1996 was $1,540,000, or $0.09 per share, compared to net income of $2,004,000, or $0.12 per share for the year ended December 31, 1995.

The Company shipped a record 13 Heart Lasers in the fourth quarter ended December 31, 1996. Of these shipments, nine were placements and four were sales. For the full year 1996 the Company shipped 31 Heart Lasers, of which 17 were placements and 13 were sales (one Heart Laser was shipped for research testing only). This compares to 23 Heart Laser shipments for the full year 1995, of which nine were placements and 14 were sales.

"We are pleased to report that the Company reached its goal of shipping 30 Heart Lasers in 1996," stated M. Lee Hibbs, President and CEO of PLC Systems Inc. "The 13 Heart Laser shipments in the fourth quarter of 1996 is a record best for PLC Systems. The majority of Heart Laser shipments were placement contracts, and we believe this will benefit the Company over time. In fact, the placement/service fees in 1996 doubled the fees collected in the prior year." Mr. Hibbs continued, "More importantly, the Food and Drug Administration has notified the Company that its PMA application for The Heart LaserTM has been officially filed at the Agency.

                                    - MORE -





                                                                PLC Systems Inc.
                                                Fourth Quarter/Year End Earnings
                                                                          Page 2

We are very excited about the filing of the Company's PMA by the FDA. It is an important step toward full approval and is necessary before an advisory panel meeting can be scheduled. TMR has been granted expedited review by the FDA and therefore, The Heart Laser PMA application is given priority in review at the Agency. We have high hopes that the PMA application will progress rapidly through the final stages of approval."

PLC Systems has implemented both a placement strategy and a direct/distributor sales strategy for Heart Laser purchases. The placement program allows the Company to receive recurring revenues based on usage of The Heart Laser rather than one-time revenues for the sale of each Heart Laser. Under the placement model, an installation fee of up to $25,000 is recorded when The Heart Laser TMR system is installed and the Company then receives a fee per contractual agreements.

Commenting on the Company's financial results, Patricia Murphy, Chief Financial Officer of PLC Systems Inc., stated, "Nineteen ninety-six is the first year in the Company's history in which the number of Heart Lasers shipped under the placement model exceeded the number of lasers sold. In 1996, 17 Heart Lasers were shipped under the placement model (nine in the fourth quarter) and 13 lasers were shipped as sales. In the prior year, the Company shipped 23 Heart Lasers but the majority of those shipments were sales. Included in the 1995 sales were six fourth quarter shipments to the Company's exclusive distributor in Japan, a contract valued at over $5 million. PLC Systems is pleased to have achieved roughly the same revenue as last year without any similar agreements. In addition, the Company made the transition to a higher level of placement contracts versus sales. PLC Systems will continue to emphasize shipments under the placement contract as we believe this will benefit the Company long term by providing more revenue over an extended period of time."

Ms. Murphy continued, "As we move forward in the FDA review process, PLC Systems has begun to prepare for the expected launch of The Heart Laser. Selling, general and administrative expenses increased significantly over last year as the Company established three new international subsidiaries in the fourth quarter and increased its sales, marketing and clinical service presence both domestically and abroad. Additionally, PLC moved to a new 37,000 square foot facility, increased staffing in all departments and expanded its presence at the various medical/scientific meetings." She continued, "Research and development costs increased as PLC Systems began the development of a second generation
Heart Laser and its fiber based percutaneous TMR program. We have also undertaken additional clinical studies (i.e., TMR in combination with cardiac bypass surgery). These new projects are important in building upon the potential markets for TMR. Management estimates the initial U.S. market for TMR using The Heart Laser to be approximately 150,000 patients and growing. Yet, we believe the greatest market potential for TMR with The Heart Laser is as an adjunct therapy to the approximate 675,000 bypass surgeries performed each year worldwide."

Updating  investors on the progress of TMR using the  Company's CO2 Heart Laser,
M. Lee Hibbs, President and CEO of PLC Systems Inc. stated, "To date, nearly 3,000 patients in 29 countries have received treatment with The Heart Laser. In 1996, we succeeded in doubling the number of patients treated as well as the number of countries in which TMR is available. TMR using the Company's proprietary CO2 Heart Laser is on the agenda of nearly every major medical meeting worldwide and

                                    - MORE -





                                                                PLC Systems Inc.
                                                Fourth Quarter/Year End Earnings
                                                                          Page 3

the U.S. clinical results continue to be outstanding. The annual U.S. TMR Symposia will be sponsored this year by the Washington Heart Institute and is scheduled for May 1997. In addition, new data will be presented at both the American College of Cardiology and the American Association of Thoracic
Surgeons. Nineteen ninety-seven promises to be a very exciting year for PLC Systems. We plan to introduce, for the first time, TMR using The Heart Laser into several countries and expect to exceed the 31 shipments made in 1996."

PLC SYSTEMS INC. is a cardiac revascularization company developing medical systems and technology with the potential to provide patients suffering from coronary artery disease a third alternative to angioplasty and cardiac bypass surgery. PLC Medical Systems, Inc., a wholly owned subsidiary of PLC Systems Inc., has developed The Heart Laser which uses patented technology for a new cardiosurgical procedure known as transmyocardial revascularization (TMR). The Company has been granted expedited review of its premarket approval (PMA) application for TMR using the 1000 watt CO2 Heart Laser to treat cardiac patients with medically refractory angina who are not candidates for angioplasty or bypass surgery.



Note: Certain of the above statements may be forward-looking statements that involve risks and uncertainties. In such instances, actual results could differ materially as a result of a variety of factors including competitive developments, no guarantee of FDA approval and other risk factors listed from time to time in the Company's SEC reports.



                                    - MORE -





                                                                PLC Systems Inc.
                                                Fourth Quarter/Year End Earnings
                                                                          Page 4

                                PLC SYSTEMS INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (Dollars in thousands, except per share)

                                                         Three Months Ended                 Year Ended
                                                             December 31,                  December 31,
                                                       ----------------------           ------------------
                                                       1996            1995             1996              1995
                                                       ----            ----             ----              ----
Revenues:
  Product Sales............................             $2,314          $6,886            $9,082          $11,938
  Placements/Service.......................                806             513             2,790            1,407
                                                        ------          ------           -------          -------
    Total Revenues.........................              3,120           7,399            11,872           13,345

Cost of Revenues:
  Product..................................                976           1,703             2,911            4,177
  Placements/Service.......................                416             192             1,155              386
                                                       -------         -------           -------          -------
    Total Cost of Revenues.................              1,392           1,895             4,066            4,563

Gross profit ..............................              1,728           5,504             7,806            8,782

Operating expenses:
  Selling, general and administrative......              2,426           1,794             7,023            5,035
  Research costs...........................                791             530             2,835            2,246
                                                        ------         -------          --------          -------
    Total operating expenses...............              3,217           2,324             9,858            7,281

Income/(loss) from operations..............            (1,489)           3,180           (2,052)            1,501
Other Income...............................                134             113               512              588
                                                     ---------          ------          --------          -------
Income/(loss) before taxes.................            (1,355)           3,293           (1,540)            2,089
Provision for income taxes.................               (4)               85                 0               85
                                                   -----------         -------         ---------          -------
Net income/(loss)..........................           ($1,351)          $3,208          ($1,540)           $2,004
                                                     ========          =======          ========         ========

Net income/(loss) per share................            ($0.08)           $0.19          ($0.09)             $0.12

Shares used to compute
  net income/(loss) per share.............          16,511,000      17,114,000        16,376,000       16,590,000

                            BALANCE SHEET HIGHLIGHTS

                                                               December 31,            December 31,
                                                                 1996                      1995
                                                                 ----                      ----
Cash and short term investments......................            $8,509                    $7,204
Total current assets.................................            14,168                    16,230
Total Assets.........................................            19,417                    18,290

Total current liabilities............................             2,923                     2,689
Stockholders' equity.................................            16,467                    15,508

                                       ###